(Excerpt Translation)


                                                                    May 19, 2006
                                                        Toyota Motor Corporation
                                               (Toyota Jidosha Kabushiki Kaisha)
                                    1, Toyota-cho, Toyota City, Aichi Prefecture


                        Report on Number of Listed Shares
                        ---------------------------------

We hereby report changes in the number of listed securities, as a result of the exercise of stock acquisition rights, etc. in April 2006 (the "Current Month").


1.  Summary

    Number of listed shares as of the end                   3,609,997,492 shares
    of the preceding month

    Total number of shares changed during                               0 shares
    the Current Month

    (out of which, as a result of exercise                            (0 shares)
    of  stock acquisition rights)

    (out of which, as a result of other reasons)                      (0 shares)

    Number of listed shares as of the end                   3,609,997,492 shares
    of the Current Month

2. Stock acquisition rights (1st series) exercised

[Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights]

(1) Number of shares

    Total number of shares delivered                               11,200 shares
    during the Current Month

    (out of which, number of newly issued shares)                     (0 shares)

    (out of which, number of shares transferred                  (11,200 shares)
    from treasury shares)

(2) Exercise price

    Aggregate exercise price during the                           JPY 33,129,600
    Current Month

    (out of which, aggregate amount of newly                             (JPY 0)
    issued shares)

    (out of which, aggregate amount of shares                   (JPY 33,129,600)
    transferred from treasury shares)

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3. Stock acquisition rights (2nd series) exercised

[Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights]

(1) Number of shares

    Total number of shares delivered during                        24,600 shares
    the Current Month

    (out of which, number of newly issued shares)                     (0 shares)

    (out of which, number of shares transferred                  (24,600 shares)
    from treasury shares)

(2) Exercise price

    Aggregate exercise price during the                           JPY 76,653,600
    Current Month

    (out of which, aggregate amount of                                   (JPY 0)
    newly issued shares)

    (out of which, aggregate amount of shares                   (JPY 76,653,600)
    transferred from treasury shares)